Mail Stop 3-9								May 3, 2005

Clearant, Inc.
11111 Santa Monica Blvd., Suite 650
Los Angeles, CA 90025
Attn: Alain Delongchamp, CEO

Re:	Clearant, Inc.
       	Preliminary proxy statement filed April 29, 2005
       	File No. 0-50309

Dear Mr. Delongchamp:

	This is to advise you that we have monitored the subject filing solely with respect to proposal number 3 and have the following comments.

1. In the "Comparative Rights of Stockholders" subsection of the proxy statement on page 20, you state that the summary of the differences between Nevada and Delaware law and the charters of the
Nevada and Delaware corporations does not purport to be complete and is qualified in its entirety by reference to the charter documents, bylaws and laws of the states of Nevada and Delaware. You should summarize all of the material terms of the charter documents, bylaws and laws of the two states as they pertain to stockholder rights in the proxy statement, and state in the proxy statement that you have done so. Also, you should explain to shareholders how they may obtain copies of the charter documents and bylaws.

2. We note that as part of this proposal, stockholders are being asked to approve an increase in the number of authorized shares of common stock of the company from 100,000,000 shares to 200,000,000 shares. Please expand the disclosure to state the number of outstanding shares, shares reserved for issuance under option plans, in connection with convertible securities, etc., and the number of shares available for issuance which have not been reserved. You should also disclose whether or not there are any agreements, arrangements or understandings with anyone to sell or issue any additional shares of common stock.

3. We note your disclosure concerning the creation of "blank check" preferred stock. Please expand this disclosure to discuss the anti-takeover ramifications of blank check preferred, rights plans, poison pills, etc. and state whether or not you plan to implement any such plans or arrangements. You should also discuss the possible overall effect of the existence of "blank check" preferred stock on the holders of common stock, including the dilution of their ownership interests, the continuation of current management, the prevention of mergers or business combinations and the discouragement of possible tender offers for shares of common stock.

	As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202) 942-1815, or the undersigned at (202) 942-1840.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

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